Exhibit 97.1

AIM ImmunoTech Inc.

CLAWBACK POLICY

Introduction

The Board of Directors (the “Board”) of AIM ImmunoTech Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

Administration

This Policy shall be administered by the Board’s Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act and the listing standards of the NYSE American, or such other national securities exchange on which the Company’s securities are listed (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement, without regard to such Covered Executive’s individual knowledge or responsibility related to such restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

Annual bonuses and other short- and long-term cash incentives.

(Dated November 28, 2023)

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Stock options.

Stock appreciation rights.

Restricted stock.

Restricted stock units.

Performance shares.

Performance units.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Compensation Committee.

If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Examples of Incentive Compensation include bonuses and equity awards that are based on one or more financial performance goals.

Method of Recoupment

The Compensation Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder.

The Compensation Committee may pursue recovery of the Incentive Compensation in the manner it chooses, including by pursuing reimbursement from the Covered Executives of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, or by rescinding or canceling unvested stock or option awards.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

Other Rights

The requirements of this Policy are in addition to, and not in lieu of, any legal claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company may have with respect to any Covered Executive subject to this Policy.

(Dated November 28, 2023)

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Effective Date

This Policy implemented on November ~, 2023, shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Compensation Committee may terminate this Policy at any time.

Other Recoupment Rights

The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Compensation Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

Acknowledgment/Condition of Eligibility

The Company will provide notice and seek acknowledgement of this Policy from each Covered Executive. However, failure to provide such notice will not nullify the terms of this Policy. After the Effective Date, any grant of Incentive Compensation to a Covered Executive will be deemed to have been made subject to the terms of this Policy. All Incentive Compensation subject to this Policy will remain subject to this policy, even if already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to the Incentive Compensation are satisfied.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(Dated November 28, 2023)

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